SCHEDULE 13G

Amendment No. 1
ViaSat Incorporated
Common Stock
Cusip # 92552V100


Cusip # 92552V100
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	236,400
Item 6:	None
Item 7:	236,400
Item 8:	None
Item 9:	236,400
Item 11:	3.03%
Item 12:	HC




Cusip # 92552V100
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	236,400
Item 8:	None
Item 9:	236,400
Item 11:	3.03%
Item 12:	IN



Cusip # 92552V100
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	236,400
Item 8:	None
Item 9:	236,400
Item 11:	3.03%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		ViaSat Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2290 Cosmos Court
		Carlsbad, CA  92009

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		92552V100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	236,400

	(b)	Percent of Class:
	3.03%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	236,400

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	236,400

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of ViaSat Incorporated at December 31, 1997 is true, complete and correct.



	January 10, 1998
Date



	/s/Eric D. Roiter
Signature



	Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by and
on behalf
of FMR Corp.and its direct and
indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 236,400 shares or 3.03% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole voting and dispositive power over 236,400 shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on January 10, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of ViaSat Incorporated at December 31, 1997.
	FMR Corp.
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997 by and on behalf of FMR
Corp. and its direct and
indirect subsidiaries
	Edward C. Johnson 3d
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997, by and on behalf of
Edward C. Johnson 3d
	Abigail P. Johnson
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997, by and on behalf of
Abigail P. Johnson
	Fidelity Management & Research Company
	By	/s/Eric D. Roiter
Eric D. Roiter
V.P. and General Counsel